VIA EDGAR

April 14, 2025

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	ProShares Trust (the “Trust”) (File Nos. 811-21114 and 333-89822)

Dear Mr. Rosenberg:

On December 27, 2024, the Trust filed with the U.S. Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 319 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 328 under the Investment Company Act of 1940, as amended (the “1940 Act”) to the Trust’s registration statement on Form N-1A (collectively, the “Amendment”). The Amendment included a preliminary prospectus and statement of additional information for ProShares Bitcoin-Denominated S&P 500 ETF (formerly, the ProShares S&P 500 Bitcoin ETF)(the “S&P ETF”) and ProShares Bitcoin-Denominated Nasdaq-100 ETF (formerly, the ProShares Nasdaq-100 Bitcoin ETF)(the “Nasdaq ETF”)1 (each, a “Fund,” and collectively, the “Funds”). Additionally, after receiving your initial comments relating to the Amendment via teleconference on February 19, 2025, we filed our responses to such comments via EDGAR correspondence on March 25, 2025 (Accession No. 0001683863-25-002457).

We received additional comments from you relating to the Amendment via teleconference on March 27, 2025. For your convenience and reference, we have summarized the comments in this letter and provided the Trust’s response to each such comment below. On March 28, 2025, the Trust filed a Post-Effective Amendment to the registration statement pursuant to Rule 485(b) under the 1933 Act (the “B Filing”). The B Filing was made for the purpose of incorporating modifications to the Funds’ prospectus and statement of additional information in response to your comments to the Amendment, as described in this letter and the letter dated March 25, 2025, and to make other minor and conforming changes. Capitalized terms not otherwise defined herein will have the same meaning as in the Amendment.

Prospectus:

1.Comment: The Staff notes that in prior comments the sentence, “[t]he Fund does not invest directly in bitcoin” was marked for deletion. Please confirm that the disclosure appears in the Registration Statement.

Response: The Trust confirms that the referenced disclosure appears in bold in the first paragraph of each Fund’s Principal Investment Strategies.

2.Comment: In connection with any fee waiver, please confirm that the Trust will disclose the material terms of the fee waiver and reimbursement including its duration and who can terminate the agreement.

Response: The Trust confirms that it will include the requested disclosures.

1The Advisor has determined not to move forward with ProShares Gold Bitcoin ETF at this time. The Trust confirms that it will respond separately to comments related to ProShares Gold Bitcoin ETF prior to any launch of that Fund.

3.Comment: In each Fund’s Principal Investment Strategy, please clarify that the amount of the bitcoin investment will be equal to the investment in the S&P 500 Index or Nasdaq-100 Index, as applicable.

Response: The Trust has revised each Fund’s Principal Investment Strategy as requested.

4.Comment: As part of the definition of “a bitcoin-denominated strategy,” please clarify that the amount of the bitcoin investment will be equal to the investment in the S&P 500 Index or Nasdaq-100 Index, as applicable.

Response: The Trust has revised the requested disclosure as requested.

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We hope that these responses adequately address your comments. If you or any other Commission Staff member should have any further comments or questions regarding this filing, please contact me at (240) 497-6400.

Very truly yours,

/s/ Kristen Freeman

ProShare Advisors LLC

Senior Director, Counsel